SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF n° 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A. CNPJ/MF n° 71.476.527/0001-75 NIRE 35.300.348.206 Publicly-Held Company

MATERIAL FACT

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa”) and CONSTRUTORA TENDA S.A. (“Tenda”, and together with Gafisa, the “Companies”) released a Material Fact to the market on 08/16/2016, informing that “in keeping with studies for a potential separation of the Gafisa and Tenda business units into two independent publicly traded Companies, the Companies’ management continue to work on its analysis of strategic alternatives for the Tenda business unit, with the aim of maximizing its value to Gafisa’s shareholders”. In virtue of news released by the media, the Companies hereby provide an update of the process.

The Companies have been maintaining contact with financial institutions, which the hiring was approved by Gafisa’s Board of Directors, regarding the opportunity of a public offering of shares issued by Tenda. Despite that, it is premature any consideration regarding structure, volume or term of any eventual offering.

There is no final decision regarding the public offering or regarding any other option previously mentioned in the Material Fact of 08/16/2016 (sale of equity interest or separation by way of a corporate restructuring).

The Company will keep the market informed of any new facts or resolutions regarding this matter, respected any restrictions as set forth in CVM’s regulation.

São Paulo, September 26, 2016.

Gafisa S.A. André Bergstein Financial and Investor Relations Executive Officer	Construtora Tenda S.A. Felipe David Cohen Financial and Investor Relations Executive Officer

In compliance to CVM Instruction No. 358/2002, as amended, and the Conduct Manual Disclosure and Use of Information and Securities Trading Policy Issued by Gafisa S.A., the release of this Material Fact will be on the following websites: www.cvm.gov.br, www.gafisa.com.br/ri and http://economia.estadao.com.br/fatos-relevantes/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 26, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer